December 15, 2004



Mail Stop 4-6

Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 N. Haskell Avenue, Suite 2300
LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Registration Statement on Form S-3
	Filed November 16, 2004
	File No. 333-120548

Dear Mr. Almond:

	This is to advise you that we have limited our review of the above referenced Form S-3 registration statement to the identification of selling shareholders and certain disclosure of the transactions underlying this registration statement and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise to disclose the material terms of the secured convertible notes and warrants sold to selling shareholders, such as the fixed conversion price (subject to certain anti-dilution adjustments), the interest rate and the security arrangements of the notes. Consider whether risk factor disclosure is appropriate as well.

2. Please supplementally confirm that Omicron Master Trust or any of the legal entities or persons listed in footnote two to the Selling
Shareholder Table is not a broker-dealer affiliate.

3. Please confirm that that you and the selling shareholders are aware of our position on short sales. See interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper at (202)
824-
5523. If you require additional assistance you may contact the undersigned at (202) 942-1800.

							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc: 	Tanya G. Foreman, Associate General Counsel
	Via Fax: (214) 515-7332